EXECUTIVE EMPLOYMENT AGREEMENT

Chief Financial Officer | Interim Chief Operating Officer

Visium Technologies, Inc. (OTC: VISM) · Mark B. Lucky

Agreement Date:	March 28, 2026
Effective Date:	March 28th , 2026
Company:	Visium Technologies, Inc., a Florida corporation ("Company" or "VISM")
Executive:	Mark B. Lucky ("Executive")
Title:	Chief Financial Officer (CFO), Principal Financial Officer, and Interim Chief Operating Officer (COO)
Reports To:	Chief Executive Officer and Board of Directors

. RECITALS

WHEREAS, Executive has been continuously employed by VISM since February 12, 2018; and

WHEREAS, the Parties intend this Agreement to supersede and replace in their entirety any prior employment agreements between Executive and VISM; and

WHEREAS, the Company desires to retain Executive on the terms set forth herein; and WHEREAS,

Executive desires to continue his service to the Company on those terms.

NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1. POSITION

1.1 Appointment. The Company hereby employs Executive as Chief Financial Officer ("CFO"), Principal Financial Officer of Visium Technologies, Inc. Executive shall serve as Principal Accounting Officer for SEC purposes.

1.2 Responsibilities. Executive shall have the authority and duties customary for those offices in a publicly reporting company, including: SEC financial reporting; preparation of Forms 10-K, 10-Q, and 8-K; Sarbanes-Oxley Section 302 and 906 certifications; investor relations; capital markets strategy; accounting oversight; internal controls and SOX compliance; audit coordination; treasury and financing strategy; and budgeting and forecasting. Executive shall cooperate fully with independent auditors, internal audits, and any regulatory or SEC inquiry.

1.3 Compliance Policies. Executive agrees to comply with the Company's Insider Trading Policy, including restrictions on trading during blackout periods, pre-clearance requirements, and Section 16 reporting obligations. Executive shall not trade Company securities during any quarterly financial, material non-public information, or special blackout period.

2. TERM

The initial term of employment is two (2) years commencing on the Effective Date (the "Employment Period"). The Employment Period may be extended by mutual written agreement of the Parties. This Agreement supersedes and replaces any prior employment agreement between the Parties, which shall be of no further force or effect.

MBL

3. COMPENSATION AND BENEFITS

(a) Base Salary. During the Employment Period, the Company shall pay Executive an annual base salary of no less than Four Hundred Thousand Dollars (US $400,000) ("Base Salary"), payable in accordance with the Company's standard payroll schedule and subject to applicable withholdings. The Compensation Committee may increase (but not decrease) the Base Salary in its discretion based on market factors and performance; any decrease requires a written amendment signed by both Parties.

(b) Quarterly Annual Bonus. Executive shall be incentivized with eligibility for a quarterly bonus equal to 3.5% of annual salary (paid per quarter in arrears if applicable) on the sole basis that the Company files its regular quarterly 10Q and annual audited report 10K in a timely fashion. Disqualification from this bonus is the Company filing a Late Notification Report for either a 10Q or a 10K with the SEC. Mr. Luckys' bonus qualifying period does not begin until one (1) quarter from the effective date has elapsed.

(c) Initial Stock Option Grant. As further described in, and subject to the terms of, the Letter of Intent by and between the Company and Connexus Corporation dated on or about March 18, 2026 (the "LOI"), and specifically Section 4 thereof (Board and Officer Appointments), Executive shall receive a grant of stock options (the "Option Grant") to purchase shares of VISM common stock equal to eight percent (8%) of the Company's fully diluted issued and outstanding shares as of the grant date. The Option Grant is subject to the following terms:

(i) Vesting. Fifty percent (50%) of the Option Grant vests immediately upon the closing of the transaction contemplated by the LOI ("Closing"). The remaining fifty percent (50%) vests upon achievement of regulatory and compliance milestones mutually agreed by Executive and the Board following Closing, consistent with the LOI.

(ii) Exercise Price. The per-share exercise price equals the OTC closing price of VISM common stock on the grant date.

(iii) Plan Governance. The Option Grant is issued under, and governed by, the Company's applicable equity incentive plan and the LOI, each incorporated herein by reference. In any conflict between this Agreement and the LOI regarding the Option Grant, the LOI controls until Closing, after which this Agreement governs. The Option Grant is subject to applicable Florida law and the Company's fiduciary standards.

(iv) Existing Shares Unaffected. The Option Grant is separate from and in addition to Executive's 97,979,505 existing VISM common shares, which are not subject to any vesting or forfeiture condition under this Agreement.

(d) Employee Benefits. During the Employment Period, Executive shall be entitled to participate in all employee benefit plans available to executive officers of the Company, including medical, dental, short-term disability, longterm disability, and life insurance (collectively, the "Plans"). The Company may modify or amend the Plans in its sole discretion.

(e) Fringe Benefits. Executive shall receive the following:

(i) Vacation. Executive is entitled to two (2) weeks (10 business days) of paid vacation per year, to be scheduled subject to the Company's reasonable approval. Vacation accrues on a fiscal-year basis and does not carry over. Each vacation day is valued at 1/365 of Base Salary; accrued, unused vacation is paid within 30 days following termination.

MBL

(ii) Sick/Personal Leave. Executive is entitled to ten (10) days of paid sick and personal leave per year. Unused sick leave is cashed out at year-end at 1/365 of Base Salary, payable by March 10 of the following year. Accumulated uncashed sick leave is paid within 30 days following termination.

(iii) Technology Allowance. Executive shall receive a $200 monthly technology allowance.

(iv) Business Expenses. The Company shall reimburse Executive for reasonable and documented business expenses incurred in performing duties hereunder, in accordance with the Company's expense reimbursement policies.

(v) Long-Term Equity Eligibility. Executive is eligible to receive additional equity awards (stock options or other stock-based instruments) in the sole discretion of the Board, subject to the terms of the Company's applicable equity incentive plan.

4. TERMINATION

(a) Termination Without Cause. If the Company terminates Executive's employment without Cause (as defined below), Executive shall receive, subject to execution of a general release of claims: (i) twelve (12) months of Base Salary continuation; (ii) a pro-rated target Bonus for the year of termination; (iii) Company-paid COBRA premiums for twelve (12) months; and (iv) twelve (12) months of continued vesting of outstanding equity awards.

(b) Cause. "Cause" means: (i) fraud, embezzlement, or material dishonesty; (ii) material breach of fiduciary duty; (iii) felony conviction or plea; (iv) willful misconduct materially harmful to the Company; or (v) material and uncured breach of this Agreement (provided the Company gives Executive 30 days' written notice and opportunity to cure).

(c) Resignation for Good Reason. Executive may resign for "Good Reason" upon 30 days' written notice to the Company (with a 30-day cure period), which notice identifies: (i) a material reduction in Base Salary; (ii) a material diminution of title, authority, or duties; (iii) required relocation of more than 50 miles; or (iv) the Company's material breach of this Agreement. A resignation for Good Reason is treated as a termination without Cause for all purposes.

(d) Termination for Cause; Voluntary Resignation. Upon termination for Cause or voluntary resignation without Good Reason, Executive is entitled only to accrued and unpaid Base Salary, accrued unused vacation, and vested equity through the termination date.

5. CHANGE OF CONTROL

5.1 Definition. A "Change of Control" means: (a) a merger, consolidation, or reorganization in which the Company's shareholders immediately prior thereto hold less than 50% of the surviving entity's voting power; (b) a sale or transfer of substantially all of the Company's assets; or (c) the acquisition by any person or group of more than 50% of the combined voting power of the Company's outstanding securities.

5.2 Double-Trigger Acceleration. If a Change of Control occurs and Executive is terminated without Cause (or resigns for Good Reason) within twelve (12) months following such Change of Control, then: (a) 100% of Executive's unvested equity shall vest immediately upon termination; and (b) all vested options shall remain exercisable for twenty-four (24) months following termination.

5.3 Change of Control Severance. In lieu of the severance described in Section 4(a), if termination occurs within twelve (12) months following a Change of Control, Executive shall receive (subject to execution of a general release): (a) eighteen (18) months of Base Salary; (b) 150% of target Bonus; (c) eighteen (18) months of Company-paid COBRA premiums; and (d) full vesting acceleration of all outstanding equity awards.

MBL

6. BOARD OBSERVER RIGHTS

During the Employment Period, Executive shall be entitled to attend all meetings of the Board of Directors in a nonvoting observer capacity and shall receive all Board materials distributed to directors, except where the Board determines that Executive's presence creates a conflict of interest or requires Executive's exclusion for legal or fiduciary reasons.

7. RESTRICTIVE COVENANTS

(a) Non-Competition. During the Employment Period and for twelve (12) months following termination for any reason, Executive shall not, directly or indirectly, engage in or assist any business that competes with the Company's principal business activities in any market in which the Company operates.

(b) Non-Solicitation. For twenty-four (24) months following termination for any reason, Executive shall not, directly or indirectly: (i) solicit or hire any employee or contractor of the Company; or (ii) solicit or divert any customer, client, or prospective customer of the Company with whom Executive had material contact during the Employment Period.

(c) Confidentiality. Executive shall maintain in strict confidence all non-public information concerning the Company, its business, technology, financials, clients, and strategic plans, and shall not disclose such information to any third party without prior written authorization of the Board, both during and following the Employment Period. This obligation survives termination indefinitely.

8. INDEMNIFICATION AND D&O INSURANCE

Executive shall be entitled to indemnification to the maximum extent permitted under Florida law and the Company's Indemnification Agreement for Officers and Directors, which is incorporated herein by reference. The Company shall maintain directors and officers (D&O) liability insurance coverage throughout the Employment Period and for not less than six (6) years following termination of Executive's service, in an amount customary for a public company of similar size and nature.

9. CLAWBACK POLICY

All incentive compensation paid to Executive under this Agreement is subject to the Company's clawback policy as required by the Securities Exchange Act of 1934 and SEC rules thereunder, including Rule 10D-1. Executive acknowledges and agrees to be bound by such policy, including any amendments necessary to maintain compliance with applicable law.

10. SECTION 409A COMPLIANCE

This Agreement is intended to comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), and shall be interpreted and administered accordingly. Any payment that constitutes

MBL

"nonqualified deferred compensation" under Section 409A and that is triggered by a separation from service shall be delayed for six (6) months if Executive is a "specified employee" within the meaning of Section 409A at the time of separation.

11. GENERAL PROVISIONS

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to its conflict of laws principles.

(b) Entire Agreement. This Agreement, together with the LOI and any equity plan documents incorporated herein by reference, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, representations, and understandings.

(c) Amendments. No amendment to this Agreement is effective unless in writing and signed by both Parties.

(d) Severability. If any provision of this Agreement is found invalid or unenforceable, that provision shall be modified to the minimum extent necessary to make it enforceable, and the remaining provisions shall remain in full force and effect.

(e) Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which is an original, and all of which together constitute one instrument. Electronic or PDF signatures are deemed originals.

(f) Notices. All notices must be in writing and delivered by hand, overnight courier, or email with confirmation to the addresses on file with each Party's principal offices.

. SIGNATURES

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

VISIUM TECHNOLOGIES, INC.

By: ______________________ By: *Mark Lucky*

Name:

Title: Chief Executive Officer

Date: ______________

Paul R. Taylor

Name: Mark B. Lucky

Title: CFO

Date: March 28, 2026